Cannex Announces Record Financial Results for First Quarter of
Fiscal 2019: US$3.4 Million Revenue and US$2.4 Million Income

Cannex continues to be underpinned by strong operating performance in Washington

Vancouver, BC, October 2, 2018 – Cannex Capital Holdings Inc. (CSE: CNNX; OTCQB: CNXXF) (“Cannex” or the “Company”), which through its wholly owned subsidiaries provides a range of comprehensive and flexible growth options for licensed United States cannabis cultivators, processors, and dispensaries, is pleased to announce record revenues and net income for its first fiscal quarter of 2019 (“Q1 2019”) ended July 31, 2018. All financial amounts are in United States dollars. Cannex’s financial results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financial Highlights
Below outlines the key financial metrics for Cannex’s Q1 2019. A more detailed discussion can be found in the Company’s financial statements and MD&A filed on www.sedar.com. Because Cannex changed its fiscal year end to April 30 as part of the its go-public process, the comparable first quarter of 2018 fiscal period is April 1, 2017 to June 30, 2018 (referred to as the “comparative period”). Although the comparative fiscal period was three months, it only included two months of operations as the Company was substantially inactive prior to May 1, 2017.

Revenues
Revenues increased 223% to $3,400,435 in Q1 2019, compared to $1,528,341 for the comparative period. Revenue was generated primarily by way of packaging sales and rental income.

Net Income
Income for the period was $2,428,507 for Q1 2019, $.01 per share, as compared to a loss of $403,027 for the comparative period.

Adjusted EBITDA
Adjusted EBITDA increased 73% to $1,780,832 for Q1 2019, as compared to $983,186 for the comparative period.

Adjusted EBITDA is a non-GAAP financial measures and accordingly they are not earnings measures recognized by IFRS and do not carry standard prescribed significance. Moreover, our method for calculating Adjusted EBITDA may differ from that used by other companies using the same designation. We caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results or as a substitute for cash flows from operating and investing activities.

Recent Developments
Please refer to Cannex’s “Management’s Discussion and Analysis: Three Months Ended July 31 2018” for a comprehensive overview.

“Cannex has an opportunistic view of the cannabis industry, and is actively seeking the best opportunities, in Washington and elsewhere, to take advantage of future positive catalysts like possible federal regulatory easing,” said Anthony Dutton, CEO of Cannex Capital. “To that end, Washington is a critical component to our long-term strategy: plentiful power and water, fantastic infrastructure and workforce, and some of the world’s best farmland provide quality raw materials for future extraction and expansion.”

“Washington is the second largest producer of wine in the United States with a wide range of popular and highly-regarded brands,” continued Dutton. “We believe that it will maintain a similar position in branded cannabis products and that our experience and operational leadership provides us with a significant competitive advantage as we look to expand to additional states.”

Cannex Capital	www.cannexcapital.com	info@cannexcapital.com	604 628 9338

In October 2018, Cannex and Ametrine Wellness Inc. (d/b/a Jetty Extracts) executed an amendment to the previously-signed letter agreement, extending it until October 15, 2018, unless terminated earlier in accordance with its terms. The transaction is subject to conditions, including but not limited to, final due diligence by the respective parties, execution of a definitive acquisition agreement which will supersede the letter agreement, receipt of applicable corporate approvals, and other regulatory and/or governmental approval. There can be no assurance that the transaction will complete as proposed or at all.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex, developments with respect to legislative developments in the United States, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward- looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.